<SEQUENCE>1
<FILENAME>ISR_sc13ga.txt

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                    Under the Securities Exchange Act of 1934
                                  SCHEDULE 13G/A

			        (Amendment No. 3)*


				   IsoRay, Inc.
                                (Name of Issuer)

                      Common Stock, par value $0.001 per share
                          (Title of Class of Securities)

                                    46489V104
                                 (CUSIP Number)

                                December 31, 2012
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[ ] Rule 13d-1(d)

  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. The information required in the remainder of this cover page shall not be deemed to be 'filed' for the purpose of Section 18 of the Securities Exchange Act of 1934 ('Act') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 6 Pages

CUSIP No. 46489V104                  13G/A                  Page 2 of 6 Pages
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     (1)    NAMES OF REPORTING PERSONS

            Hudson Bay Capital Management, L.P.

-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a)  [ ]
                                                               (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
------------------------------------------------------------------------------
NUMBER OF      (5)   SOLE VOTING POWER
                     0
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)   SHARED VOTING POWER

                     Warrants (Series D) to purchase up to 1,140,332 shares of Common Stock, which expire on 05/24/2016

                     Warrants to purchase up to 108,695 shares of Common Stock, which expire on 10/13/2016

OWNED BY       --------------------------------------------------------------

EACH           (7)   SOLE DISPOSITIVE POWER
                     0
REPORTING      --------------------------------------------------------------

PERSON WITH:   (8)   SHARED DISPOSITIVE POWER

                     Warrants (Series D) to purchase up to 1,140,332 shares of Common Stock, which expire on 05/24/2016

                     Warrants to purchase up to 108,695 shares of Common Stock, which expire on 10/13/2016

-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            Warrants (Series D) to purchase up to 1,140,332 shares of Common Stock, which expire on 05/24/2016

            Warrants to purchase up to 108,695 shares of Common Stock, which expire on 10/13/2016

-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                          [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            3.48%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON
            PN
-----------------------------------------------------------------------------

CUSIP No. 46489V104                  13G/A                 Page 3 of 6 Pages
-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            Sander Gerber
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a)  [ ]
                                                               (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
-----------------------------------------------------------------------------
NUMBER OF      (5)   SOLE VOTING POWER
                     0
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)   SHARED VOTING POWER

                     Warrants (Series D) to purchase up to 1,140,332 shares of Common Stock, which expire on 05/24/2016

                     Warrants to purchase up to 108,695 shares of Common Stock, which expire on 10/13/2016

OWNED BY       --------------------------------------------------------------

EACH           (7)   SOLE DISPOSITIVE POWER
                     0
REPORTING      --------------------------------------------------------------

PERSON WITH:   (8)   SHARED DISPOSITIVE POWER

                     Warrants (Series D) to purchase up to 1,140,332 shares of Common Stock, which expire on 05/24/2016

                     Warrants to purchase up to 108,695 shares of Common Stock, which expire on 10/13/2016

-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON

            Warrants (Series D) to purchase up to 1,140,332 shares of Common Stock, which expire on 05/24/2016

            Warrants to purchase up to 108,695 shares of Common Stock, which expire on 10/13/2016

-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                          [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            3.48%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON
            IN
-----------------------------------------------------------------------------

CUSIP No. 46489V104                  13G/A                 Page 4 of 6 Pages
-----------------------------------------------------------------------------
This Amendment No. 3 (this 'Amendment') amends the statement on Schedule 13G filed on December 2, 2010 (the 'Original Schedule 13G'), as amended by Amendment No. 1 filed on February 14, 2011 and Amendment No. 2 filed on February 10, 2012 (the Original Schedule 13G as amended, the 'Schedule 13G') with respect to the shares of common stock, $0.001 par value per share, (the 'Common Stock') of IsoRay, Inc., a Minnesota corporation (the 'Company'). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13G. This Amendment amends and restates Items 2, 3, 4 and 5 in their entirety as set forth below.
Item 2(a).  Name of Person Filing

 This statement is filed by Hudson Bay Capital Management LP (the 'Investment Manager') and Mr. Sander Gerber ('Mr. Gerber'), who are collectively referred to herein as 'Reporting Persons.'

Item 2(b).  Address of Principal Business Office or, if none, Residence

      The address of the principal business office of each of the Reporting Persons is:

      777 Third Avenue, 30th Floor
      New York, NY 10017

Item 2(c).  Citizenship

      Citizenship is set forth in Row (4) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

Item 2(d)   Title of Class of Securities

      	Common Stock, par value $0.001 per share (the 'Common Stock')


Item 2(e)   CUSIP Number

      	46489V104
CUSIP No. 46489V104                  13G/A                   Page 5 of 6 Pages
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Item 3.     If this statement is filed pursuant to ss.240.13d-1(b) or
240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ]   Broker or dealer registered under Section 15 of the Act (15 U.S.C.
          78o).

(b) [ ]   Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [X]   An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

(g) [X] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.     Ownership

       Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	The information required by Items 4(a) - (c) is set forth in Rows
(5)-(11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

	The percentage set forth in Row 11 of the cover page for each Reporting Person is based on 34,598,668 shares of Common Stock outstanding as of December 28, 2012, as disclosed in the Company's Definitive Proxy Statement on
Schedule 14A, filed with the Securities and Exchange Commission on January 8, 2013 and assumes the exercise of the reported warrants .



Item 5.     Ownership of Five Percent or Less of a Class

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]

CUSIP No. 46489V104                   13G/A                  Page 6 of 6 Pages
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SIGNATURES

      After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: February 6, 2013


HUDSON BAY CAPITAL MANAGEMENT, L.P.

By: /s/ Sander Gerber
Name:	Sander Gerber
Title: 	Authorized Signatory





/s/ Sander Gerber
SANDER GERBER